                                                                    EXHIBIT 99.1

                                  (WIPRO LOGO)

                                                      CONTACT: SRIDHAR RAMASUBBU
                                                                   Wipro Limited
                                                                    408-557-4402

           Results for the Quarter Ended June 30, 2003 under US GAAP
                     WIPRO RECORDS 5% GROWTH IN NET INCOME

Bangalore, India and Mountain View, California - July 18, 2003-- Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its first fiscal quarter ended June 30, 2003.

HIGHLIGHTS:

      - Net Income was Rs. 1.781 billion ($38.4 million), representing an increase of 5% over the same period last year.

      - Revenue was Rs. 11.693 billion ($251.99 million), representing an increase of 28% year over year.

      - Global IT Services Revenue & Products was Rs.9.223 billion ($198.77 million), representing an increase of 45.4% over the same period last year.

      -     Global IT Services & Products Earnings Before Interest and Tax
            (EBIT) was Rs. 1.810 billion ($ 39.0 million), representing a decline of 11.5% over the same period last year.

      - Rs. 1.895 billion ($ 40.8 million) cash generated from continuing operations.

      - Global IT Services & Products added 38 new clients added in the quarter, including 2 in IT Enabled Services and 8 customers in Wipro Nervewire.

      - Consistent with prior years, our shareholders approved a cash dividend of Rs.1 (2 cents) per equity share in our Annual General Meeting on July 17, 2003.

OUTLOOK FOR THE QUARTER ENDING SEPTEMBER 30, 2003

Azim Premji, Chairman of Wipro commenting on the results said "We see convergence in the business models of our Global IT Services and Products and IT Enabled Services segments from a customer standpoint. With our established track record in Wipro Technologies and Wipro Spectramind, we are well positioned to lead this convergence. The environment is one of volume growth coupled with an appreciating Rupee. Looking ahead, for the quarter ending September 2003, we currently expect our Revenue from our Global IT Services and Products segment, which also includes revenue from our IT-enabled services business as of June 30, 2003, to be approximately $210 million."

Vivek Paul, Vice Chairman, said "During the quarter, we continued our success in selling Business Process Outsourcing (BPO) and Energy & Utilities Consulting Services to our existing clients. Our BPO business grew 19% over the prior quarter. Our Enterprise business sustained its momentum with a 8.3% growth in Revenues over the prior quarter. Going forward, this will be complemented well with increased traction in our Technology business. "

Suresh Senapaty, Chief Financial Officer, said, "During the quarter, consistent with our plan, our Energy & Utilities Consulting Practice stabilized and posted profits. Effective for the quarter ending June 30, 2003, we have consolidated the results of our IT Enabled Services segment with the results of our Global IT Services and Products segment. We believe that this revised presentation reflects our view that our IT-enabled Services business is essentially a horizontal service that we are offering to existing and prospective clients of our Global IT Services and Products business segment. In an effort to provide greater transparency on our operational performance, we are also providing information regarding the performance of our subsidiary Wipro Nervewire separately."
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WIPRO LIMITED

Total Revenues for the quarter ended June 30, 2003 were Rs.11.693 billion ($251.99 million), representing a 28% increase over the corresponding period in the previous year. Net Income was Rs. 1.781 billion ($38.4 million), representing an increase of 5% over the same period last year. Earnings per share from continuing operations were Rs. 7.70 ($0.17) for the quarter ended June 30, 2003, representing a decline of 14.6% over the earnings per share of Rs.9.02 for quarter ended June 30, 2002.

GLOBAL IT SERVICES AND PRODUCTS (79% OF REVENUES AND 88% OF OPERATING INCOME FOR QUARTER ENDED JUNE 30, 2003)

Effective for the quarter ending June 30, 2003, the results of our IT Enabled services business (Wipro Spectramind) are included in the results of Global IT Services and Products business segment. After completion of acquisition in May 2003, the operations of Wipro Nervewire, which is a component of Global IT Services and Products segment, are being reported separately in our financial statements in accordance with the company's decision to evaluate all critical acquisitions separately for a period of time ranging from two to four quarters.

Our Global IT Services and Products business segment (excluding Wipro Nervewire, which is being reported separately) recorded Revenue(1) of Rs. 9.143 billion ($197.0 million) for the quarter ended June 30, 2003, representing an increase of 39.5% over the same period last year. EBIT was Rs.1.92 billion ($ 41.4 million) for the quarter ended June 30, 2003, representing a decline of 6% over the same period last year. Operating Margin to Revenue for the quarter ended June 30, 2003 was 21%, representing a decline of 10.2% from the quarter ended June 30, 2002. The decline was primarily due to lower price realization and higher Selling, General and Administrative costs, which were partially offset by increased utilization of professionals. EBIT includes acquisition related charges of Rs. 70.9 million ($1.53 million) from the amortization of intangibles.

We had 21,080 employees in this business segment as of June 30, 2003, which includes 14,618 employees in our IT Services and Products business and 6,462 employees in our IT Enabled services business.

Wipro Nervewire recorded Revenue of Rs. 118.54 million ($2.55 million) and a loss of Rs. 109.86 million ($2.37 million) for the quarter ended June 30, 2003.

INDIA AND ASIA-PAC IT SERVICES AND PRODUCTS (11% OF REVENUE AND 3% OF OPERATING INCOME FOR QUARTER ENDED JUNE 30, 2003)

Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 1.329 billion ($28.6 million) for the quarter ended June 30, 2003, representing a decline of 24% over the quarter ended June 30, 2002. EBIT for the quarter ended June 30, 2003, was Rs. 64 million ($1.4 million), representing a decrease of 22% over the same period last year.

Operating Margin for the quarter ended June 30, 2003 was 4.8%, representing an increase of 0.1% compared to the quarter ended June 30, 2002. Return on Capital Employed (ROCE) was 21% for the quarter ended June 30, 2003, compared to 26% for the quarter ended June 30, 2002.

CONSUMER CARE & LIGHTING (7% OF REVENUE AND 7% OF OPERATING INCOME FOR QUARTER ENDED JUNE 30, 2003)

Our Consumer Care & Lighting business segment recorded Revenue of Rs. 781.5 million ($16.8 million) for the quarter ended June 30, 2003, representing a 9.2% increase over Revenue of Rs. 715.9 million for the quarter ended June 30, 2002. EBIT was Rs. 136.1 million ($2.9 million) for the quarter ended June 30, 2003, representing a 9.6% increase over EBIT of Rs.124.2 million for the quarter ended June 30, 2002.

----------
1 Global IT Services & Products segment Revenues were Rs. 9.255 billion for the quarter ended June 30, 2003 under Indian GAAP. The difference of Rs. 6 million ($ 0.13 million) is attributable to different revenue recognition standards under Indian GAAP and US GAAP.
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ROCE was 89% for the quarter ended June 30,2003, compared to 73% for the quarter ended June 30, 2002.

OUR RESULTS FOR THE QUARTER ENDED JUNE 30, 2003, COMPUTED UNDER THE INDIAN GAAP AND THE US GAAP, ALONG WITH INDIVIDUAL BUSINESS SEGMENT REPORTS ARE AVAILABLE IN THE INVESTOR RELATIONS SECTION OF OUR WEBSITE AT WWW.WIPRO.COM.

QUARTERLY CONFERENCE CALL

We will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern) to discuss our performance for the quarter and answer questions sent to email ID:
Lakshminarayana.lan@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com shortly after the live broadcast.

ABOUT WIPRO LIMITED

Wipro Limited is the first P CMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.

In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. We also have a profitable presence in niche market segments of consumer products and lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange, among others.

For more information, please visit our websites at www.wipro.com and www.wipro.co.in

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# # #

(Tables to follow)
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                                  WIPRO LIMITED
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                  THREE MONTHS ENDED JUNE 30
                                                    ----------------------------------------------------
                                                       2002            2003                2003
                                                                                        Convenience
                                                                                    Translation into US$
                                                    (UNAUDITED)     (UNAUDITED)          (UNAUDITED)
Revenues:
   Global IT Services and Products
      Services .................................     Rs. 6,309       RS. 9,187              $ 198
      Products .................................            35              36                  1
   India and AsiaPac IT Services and Products
      Services .................................           468             586                 13
      Products .................................         1,282             734                 16
   Consumer Care and Lighting ..................           716             781                 17
   Others ......................................           339             368                  8
                                                     ---------       ---------              -----
             Total .............................         9,149          11,692                252
                                                     ---------       ---------              -----
Cost of Revenues:
   Global IT Services and Products
      Services .................................         3,636           5,752                124
      Products .................................            32              20                 --
   India and AsiaPac IT Services and Products
      Services .................................           252             365                  8
      Products .................................         1,140             596                 13
   Consumer Care and Lighting ..................           475             495                 11
   Others ......................................           273             264                  6
                                                     ---------       ---------              -----
             Total .............................         5,808           7,492                161
                                                     ---------       ---------              -----
Gross profit ...................................         3,341           4,200                 91
Operating expenses:
                                                     ---------       ---------              -----
    Selling, general, and administrative exp ...        (1,256)         (2,099)               (45)
    Research and development expenses ..........           (39)            (58)                (1)
    Amortization of  intangible assets .........            --             (76)                (2)
    Foreign exchange gains, net ................           202              51                  1
    Others, net ................................            36              31                  1
                                                     ---------       ---------              -----
Operating Income ...............................         2,284           2,049                 44
Loss on direct issue of stock by subsidiary ....            --            (176)                (4)
Other income, net ..............................           260             166                  4
Equity in losses of affiliates .................          (206)            (54)                (1)
                                                     ---------       ---------              -----
Income before income taxes and minority interest         2,338           1,984                 43
Income taxes ...................................          (254)           (201)                (4)
Minority interest ..............................            --              (3)                --
                                                     ---------       ---------              -----
Income from continuing operations ..............         2,084           1,780                 38
Discontinued operations:
  Loss from operations of discontinued corporate
    Internet services division (including loss
    on disposal of Rs. 275 for the period ended
    June 30, 2002) .............................          (541)             --                 --
    Income tax benefit .........................           152              --                 --
                                                     ---------       ---------              -----
          Net income ...........................     Rs. 1,695       RS. 1,780              $  38
                                                     =========       =========              =====
Earnings per equity share: Basic
       Continuing Operations ...................          9.02            7.70               0.17
       Discontinued operations .................         (1.68)             --                 --
         Net  income ...........................          7.34            7.70               0.17
Earnings per equity share: Diluted
       Continuing operations ...................          9.00            7.68               0.17
       Discontinued Operations .................         (1.68)             --                 --
         Net Income ............................          7.32            7.68               0.17
                                                     =========       =========              =====
ADDITIONAL INFORMATION
Operating Income
Global IT Services  & Products
   IT Services & Products ......................     Rs. 2,046       RS. 1,921              $  41
   Wipro Nervewire .............................            --            (110)                (2)
   Total .......................................         2,046           1,811                 39
India & AsiaPac IT Services & Products .........            82              64                  1
Consumer Care & Lighting .......................           124             136                  3
Others .........................................            39              58                  1
Reconciling Item ...............................            (7)            (20)                --
                                                     ---------       ---------              -----
Total ..........................................     Rs. 2,284       RS. 2,049              $  44
                                                     =========       =========              =====

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                                  WIPRO LIMITED
                           CONSOLIDATED BALANCE SHEETS
          (IN MILLIONS, EXCEPT SHARE DATA AND UNLESS STATED OTHERWISE)

                                                                                AS OF JUNE 30,
                                                             ---------------------------------------------------
                                                                2002           2003                2003
                                                                ----           ----                ----
                                                                                                Convenience
                                                                                            translation into US$
                                                             (UNAUDITED)     (UNAUDITED)        (UNAUDITED)
                          ASSETS
Current assets:
   Cash and cash equivalents ...........................      Rs. 5,503      RS.  2,382         $       51
   Investments in liquid and short term mutual funds ...          5,405          12,790                276
   Accounts receivable, net of allowances ..............          6,110           7,634                165
   Costs and earnings in excess of billings on contracts
    in progress ........................................          1,295           2,070                 45
   Inventories .........................................          1,429           1,778                 38
   Other investment securities .........................          4,190              48                  1
   Deferred income taxes ...............................            168             222                  5
   Property, plant and equipment held for sale .........             34              --                 --
   Other current assets ................................          2,220           3,028                 65
                                                             ----------      ----------         ----------
      Total current assets ..............................        26,354          29,952                646
                                                             ----------      ----------         ----------
   Other investment securities .........................            530              --                 --
   Property, plant and equipment, net ..................          6,014           7,668                165
   Investments in affiliates ...........................            683             480                 10
   Deferred income taxes ...............................            336             113                  2
   Intangible assets, net ..............................             --             463                 10
   Goodwill ............................................            657           5,522                119
   Other assets ........................................            725             658                 14
                                                             ----------      ----------         ----------
      Total assets .....................................     Rs. 35,299      RS. 44,856         $      967
                                                             ==========      ==========         ==========
           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Borrowings from banks ..............................     Rs.    443      RS.    125         $        3
    Current portion of long term debt ..................             82              20                 --
    Accounts Payable ...................................          1,626           1,801                 39
    Accrued expenses ...................................          1,181           1,699                 37
    Accrued employee cost ..............................          1,017           1,719                 37
    Advances from customers ............................            933             929                 20
    Other current liabilities ..........................            757             857                 18
                                                             ----------      ----------         ----------
      Total current liabilities ........................          6,039           7,150                154
                                                             ----------      ----------         ----------
Long-term debt, excluding current portion ..............             29              90                  2
Other liabilities ......................................             86             128                  3
                                                             ----------      ----------         ----------
      Total liabilities ................................          6,154           7,368                159
                                                             ----------      ----------         ----------
Minority interest ......................................                            277                  6
Stockholders' equity
  Equity shares at Rs. 2 par value: 375,000,000 shares
   authorized; Issued and outstanding:  232,492,943 and
   232,566,482 shares as of June 30, 2002 and 2003 .....            465             465                 10
Additional paid-in capital .............................          6,847           6,949                150
 Deferred stock compensation ...........................            (76)            (35)                (1)
 Accumulated other comprehensive loss ..................             (3)            (32)                (1)
Retained earnings ......................................         21,912          29,864                644
Equity shares held by a controlled Trust: 1,321,460 and
    1,303,610 shares as of June 30, 2002 and 2003 ......              *               *                  *
                                                             ----------      ----------         ----------
      Total stockholders' equity .......................         29,145          7,211                 802
                                                             ----------      ----------         ----------
Total liabilities and stockholders' equity .............     Rs. 35,299      RS. 44,856         $      967
                                                             ==========      ==========         ==========
* Equity shares held by a controlled trust .............     Rs. 75,000      Rs. 75,000         Rs. 75,000